June 4, 2008	Richard J. Wirth
Assistant General Counsel
DRAFT	Law Department
200 Hopmeadow Street
VIA EDGAR AND EMAIL	Simsbury, CT 06089
Direct Dial: (860) 843-1941
William James Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:	Hartford Life Insurance Company Separate Account Three
File Nos. 333-148564 and 811-04792
Rule 485(b) (1) (vii) Request

Dear Mr. Kotapish:

I am writing to you on behalf of the Hartford Life Insurance Company and Hartford Life and Annuity Insurance Company (collectively, “The Hartford”) and the registrants (collectively, the “Registrants”) listed below.

The Registrants request approval, pursuant to Securities Act Rule 485(b)(1)(vii), to file Post-Effective Amendments (the “Replicated Registration Statements”) to the registration statements on Form N-4 listed below, pursuant to the provisions of Securities Act Rule 485(b):

Registrants	Securities Act Nos.
Hartford Life Insurance Company Separate Account Three	333-101927 333-102625 333-119414 333-119419 333-119422 333-119417 333-136543 333-148563

Hartford Life Insurance Company Separate Account Seven	333-101932 333-101937 333-101942 333-101948 333-101954 333-136547 333-148570 333-148554 333-148553

Hartford Life and Annuity Insurance Company Separate Account Three	333-101928 333-102628 333-119418 333-119423 333-119420 333-119416 333-119421 333-136545 333-148562

Hartford Life and Annuity Insurance Company Separate Account Seven	333-101933 333-101936 333-101943 333-101949 333-101955 333-136548 333-148565 333-148561 333-148555 333-148566

The Replicated Registration Statements will contain certain revisions that may render them ineligible to be filed under Rule 485(b). However, The Hartford believes the revisions, to be reviewed by the staff under the Rule 485(a) filing made on May 30, 2008 (Accession No. 0001104659-08-036950) will be “substantially identical” to revisions that include responses to SEC comments, that will be set forth in the post-effective amendment under Rule 485(b) to the registration statement on Form N-4 (File No. 333-148564) (the “Prototype Registration Statement”) to be filed on or about July 31, 2008.

The Registrants make the following representations in support of this request:

•

Because the Replicated Registration Statements are substantially identical to the Prototype Registration Statement, the Registrants will be able to revise the Replicated Registration Statements effectively to reflect Commission staff comments made on the Prototype Registration Statement.

•	The Registrants will make corresponding changes to the Replicated Registration Statements in response to comments made by the Commission staff on the Prototype Registration Statement.

•	The Replicated Registration Statements will not contain any material changes that would make the post-effective amendments ineligible to be filed under Rule 485(b).

Thank you for your consideration in this matter. Please call me at (860) 843-1941 if you have any questions with respect to this request.

Very truly yours,

/s/ Richard J. Wirth

Richard J. Wirth

cc:	Michael Kosoff (SEC)
Sarah M. Patterson (Hartford)